Exhibit 99.1

BULLISH LAUNCHES TOKENIZED EQUITY TRADING

Gibraltar  – August 12, 2026 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, today announced that several market participants executed trades of its tokenized shares (BLSH) on Bullish Exchange, settled against a USD stablecoin. The trades mark the first time tokenized equity has traded on a Gibraltar Financial Services Commission (GFSC)-regulated digital asset exchange.

The listing establishes a regulated template that will extend beyond Bullish's own shares, bringing the properties of digital assets to equity ownership and pointing toward a future in which a broader range of securities can trade in tokenized form.

These tokens are issuer-sponsored and recorded at the registry level, giving holders direct share ownership and the same legal standing as conventional shareholders - not a synthetic position or third-party wrapper.

The launch is underpinned by foundations assembled over the past year. In June 2026, Bullish received approval from the GFSC to offer tokenized securities trading. The listing is further enabled at the share registry level facilitated through Bullish's pending acquisition of Equiniti (EQ), the global transfer agent and registry firm that serves as the system of record for nearly 3,000 issuer clients and supports more than 20 million shareholders worldwide. Together, the GFSC approval, Bullish’s exchange infrastructure, and Equiniti's registry platform will establish a regulated venue spanning the full lifecycle of a tokenized security: issuance, registry, and trading.

Wintermute, one of the world's largest algorithmic trading firms, will be among those providing liquidity at launch. Institutional launch participants include Qube Research & Technologies, Annamite, Fasanara Digital, and Star Beta Technologies. Trades will be able to execute and settle outside of business hours, demonstrating one of the most anticipated advantages of tokenized securities. Trading on Bullish Exchange runs 24/7, with near-instant settlement in place of the T+1 batch cycle of conventional equity markets.

"Bullish is assembling the full complement of services required to tokenize equities: the regulated exchange, the tokenization technology, and the transfer agent. We're starting with our own stock," said Tom Farley, CEO of Bullish. "Financial markets went electronic a generation ago. Tokenization is the next defining shift, and Bullish is building the infrastructure for it."

In May 2026, Bullish became the first NYSE-listed company to fully tokenize its own equity cap table, bringing BLSH ordinary shares on-chain on Solana, the first step in a tokenized securities program built alongside Bullish's $4.2 billion agreement to acquire Equiniti. The acquisition, expected to close in January 2027 (subject to customary conditions including obtaining regulatory approvals), is designed to give Bullish end-to-end infrastructure across the full tokenization lifecycle.

Media contact:

media@bullish.com

About Bullish

Bullish (NYSE: BLSH) is an institutionally focused global digital asset platform that provides regulated market infrastructure and information services. This includes Bullish Exchange – an institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Europe is regulated under MiCAR as a crypto asset service provider offering spot trading and custody services for digital assets.

Bullish is the parent company of CoinDesk, a leading provider of digital asset media and information services. CoinDesk's offerings include: CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries; CoinDesk Data – a broad suite of digital asset market data and analytics, providing real-time insights into prices, trends and market dynamics; and CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy and blockchain technology.

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Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as "believe," "intend," "plan," "may," “will,” "expect," "should," "could," "anticipate," "estimate," "predict," "project," or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements and include, without limitation, statements and information relating to the acquisition of Equiniti, the future financial or operating performance, business strategy, and potential market opportunity of Bullish, Equiniti or the combined companies, and expectations related to the growth and adoption of tokenized securities and blockchain technology. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Bullish, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited, to the satisfaction of the conditions to closing the acquisition and combination in the anticipated timeframe or at all, the failure to obtain necessary regulatory approvals, the ability to realize the anticipated benefits of the combination, the ability to successfully integrate the business, litigation or regulatory actions related to the acquisition and combination, disruption from the acquisition and combination and its impact on our ability to grow our business and operations, including in new geographic locations, the costs or expenditures associated therewith, competition in our industry, and the evolving rules and regulations applicable to digital assets, tokenization and our industry. You should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made, and Bullish undertakes no duty to update these forward-looking statements.